UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Amendment No. 4

Under the Securities Exchange Act of 1934

VALLEY FORGE COMPOSITE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $.001
 (Title of Class of Securities)

919639104
(CUSIP Number)

Tony N. Frudakis
900 Cocoanut Avenue
Sarasota, FL 34231
(941) 351-4543
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 919639104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tony N. Frudakis
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________

3. SEC Use Only
________________________________________________________________________________

4. Source of Funds (See Instructions) OO
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

6. Citizenship or Place of Organization: USA
________________________________________________________________________________

Number of Shares Beneficially Owned with:

7. Sole Voting Power: 2,884,164

8. Shared Voting Power: 0

9. Sole Dispositive Power: 2,884,164

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,884,164
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 5.6%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): IN
________________________________________________________________________________

The Reporting Person identified on pages 2 through 5 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Reporting Person’s receipt of beneficial ownership in 933,333 Class A warrants to purchase 933,333 shares of common stock, $.001 par value per share (the "Common Stock"), of Valley Forge Composite Technologies, Inc., a Florida corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 50 E. River Center Boulevard, Suite 820, Covington, Kentucky 41011.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Tony N. Frudakis (the "Reporting Person"). Mr. Frudakis is primarily employed on an uncompensated basis as the chief scientific officer of DNAPrint genomics, Inc., a company headquartered at 900 Cocoanut Avenue, Sarasota, Florida 34236. Mr. Frudakis is a U.S. citizen.

Until March, 13 2008, the Reporting Person was a one-third shareholder of Coast To Coast Equity Group, Inc. (“CTCEG).  CTCEG was equally owned by Charles J. Scimeca, Tony N. Frudakis, and George Frudakis, and CTCEG is a warrant holder of the Issuer. On March 13, 2008, CTCEG's shareholders elected to distribute its assets, although no distribution was effected nor was a determination made as to the number of warrants of the Issuer that will be distributed to Mr. Frudakis. On  September 12, 2008, the present and former shareholders of CTCEG determined the number of warrants to be distributed to Tony Frudakis.  CTCEG held 2,800,000 Class A warrants and distributed 933,334 Class A warrants to Tony N. Frudakis.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 6, 2006, CTCEG acquired 3,000,000 Class A warrants as consideration for entry into a consulting agreement with the Issuer.  On February 26, 2008, CTCEG assigned 200,000 Class A warrants to a non-affiliate in a private transaction.  On May 30, 2008 the Reporting Person sold 600,000 shares of Common Stock of the Issuer to a non-affiliate in a private transaction. On August 29, 2008 the Issuer’s transfer agent issued 1,015,219 shares to the Reporting Person as his assigned allotment of shares that were due to CTCEG as payment for loans. On September 12, 2008, as part of a previously agreed release of two of CTCEG’s original three shareholders, CTCEG distributed one-third of its Class A Warrants in the Issuer to the Reporting Person, one-third to George Frudakis, and one-third remained with CTCEG as the beneficial interest of Charles J. Scimeca.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the distribution is to complete a reorganization of the Reporting Person’s ownership wherein the original three shareholders of the Reporting Person were reduced to ownership by only one of them.  The Reporting Person distributed its assets pro rata to the departing shareholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of June 30, 2008, the Issuer had 51,157,016 shares outstanding. If the Reporting Person’s Class A warrant holdings (933,334 shares) were exercised, there would be 52,090,350 shares issued and outstanding of which the shares issued upon exercise of the warrants would represent only 1.8% of the Issuer’s issued and outstanding common stock. However, the Reporting Person’s beneficial ownership in the common stock and warrants of the Issuer now amounts to 2,884,164 shares, or 5.6%.

(b) As of September 12, 2008, the Reporting Person has the sole power to vote or direct the vote, and sole power dispose or direct the disposition, to 2,884,164 shares of Common Stock, including 933,333 warrants, titled in his name jointly with his spouse.

On August 22, 2007, CTCEG entered into a put agreement whereby the Issuer could sell to CTCEG Common Stock at $1.50 with a maximum credit line of $500,000. On August 29, 2008, the Issuer’s transfer agent issued 1,015,219 shares to the Reporting Person as his assigned allotment of shares that were due to CTCEG as payment for loans.   Accordingly, all shares due to the Reporting Person from prior loans by CTCEG to the Issuer have been issued.

(c) On August 29, 2008, the Issuer’s transfer agent issued 1,015,219 shares to the Reporting Person as his assigned allotment of shares that were due to CTCEG as payment for loans.   Accordingly, all shares due to the Reporting Person from prior loans by CTCEG to the Issuer have been issued.

(d) See Item 6 below.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 6, 2006, CTCEG entered into a Registration Rights Agreement with the Issuer in connection with the Valley Forge Transaction. The Registration Rights Agreement is attached to the Form 8-K filed by the Issuer on July 11, 2006, and is incorporated in its entirety herein by reference. Also on July 6, 2006, CTCEG entered into a Consulting Agreement and a Warrant Agreement with the Issuer. These transactions are disclosed on the Form 8-K filed by the Issuer on July 11, 2006 and are incorporated in this Schedule 13D by reference.

On August 11, 2006, the Company issued a convertible debenture to CTCEG in the amount of $42,000 in exchange for cash received. This debenture matures upon the earlier of twelve months from the date of the closing of the share exchange between the Issuer and Quetzal Capital 1, Inc., which occurred on July 6, 2006, or upon the date of an “event of default” which would include any proceedings by the Issuer to seek protection due to insolvency. The stated interest rate is 4% per annum. The amounts due may be paid in cash or, upon mutual agreement of the parties, cash equivalents including but not limited to payment in the form of the Issuer’s common stock valued at $1.00 per share; or upon mutual agreement of the parties, CTCEG may apply amounts due toward the cash exercise of the remaining 2,800,000 Class A warrants granted to CTCEG as stated in detail within the Consulting Agreement.

On August 22, 2007, CTCEG entered into a put agreement whereby the Issuer could sell to CTCEG shares at $1.50 with a maximum credit line of $500,000. By January 10, 2008, the Issuer had exhausted the credit line.

On March 13, 2008, the three shareholders of CTCEG entered into a stock redemption agreement to distribute the assets of CTCEG. The Common Stock and Class A Warrants of the Issuer were determined to be distributed pro rata between the three shareholders of CTCEG. On September 12, 2008, the present and former shareholders of CTCEG elected to distribute the Class A warrants pro rata to each other.

On August 29 2008, the Issuer’s transfer agent issued all shares due from the Issuer to CTCEG and its assigns, including the Reporting Person, for payment of prior loans.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

N/A

(1) Incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2008	By:	/s/ Tony N. Frudakis
Tony N. Frudakis

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).